Filed by Micrel, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:
Micrel, Incorporated
(Commission File No. 001-34020)

May 7, 2015

Memo to: All Employees
From: Ray Zinn
Subject: Definitive Agreement with Microchip Technology

Dear Micrel Team,

As I’m sure many of you have seen, today we announced that we have entered into a definitive agreement under which Microchip Technology will acquire Micrel.

As you all know, we have accomplished a tremendous amount on this journey, so, it is with mixed emotions that I say that I am pleased with this outcome and I want you all to know that I am fully supportive of this transaction.  Microchip is a terrific company with whom we have discussed exciting ideas for the future.  I believe that joining forces is in the best interests of Micrel, our employees, and our shareholders.

Microchip is a leading provider of Microcontroller, Mixed-Signal, Analog and Flash-IP solutions serving a variety of leading customers across the globe.  The company has a proven track record of execution and growth.  Headquartered in Chandler, Arizona, Microchip has over $2.2 billion in annual revenue, and has the resources and global presence to help take our business to the next level.  I believe this acquisition represents a great opportunity for Micrel to be part of a larger company and achieve greater growth and success than we could as a standalone company.

We have worked hard to build a reputation as a top performing company and we’ve been successful because of all of your hard work and our strong customer focus. We should all be proud of what we’ve accomplished together. Winning our customers’ confidence year-after-year – despite the challenges of tough competition – is a testament to the value we provide.  Now, Micrel will join Microchip’s ranks to expand their customer base and offer new opportunities to provide innovative products to our industry’s leading customers.  Under the leadership of Microchip’s CEO Steve Sanghi, the future of our combined company is bright.

Please join Steve and me tomorrow morning at 10:00 a.m. for a communications meeting in Building 1931. Steve will formally introduce himself to the Micrel team and provide more detail on what the future holds for the combined company.  He will also explain how our employees will transition to the Microchip platform, including onboarding onto their various employee benefit plans.  In the meantime, I have attached a welcome letter from Steve.

Until the close of the acquisition, which is expected to happen in the third quarter, we will operate as separate companies and focus on business as usual at Micrel.

I personally would like to thank each and every one of you for your many contributions and tireless commitment to Micrel. It has been a pleasure to serve as Chairman, President and CEO for the past 37 years.

Best Regards,

Ray Zinn
President, CEO and Chairman of the Board

Cautionary Statement:

Statements about the expected timing, completion and effects of the proposed transaction, and other statements in this letter that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement, the effect of the acquisition on Microchip’s and Micrel’s existing relationships with customers and vendors and their operating results and businesses; the costs and outcome of any litigation involving Microchip, Micrel or the acquisition transaction; general economic, industry or political conditions in the U.S. or internationally; and the risks described from time to time in SEC reports including filings on Forms 10-K, 10-Q and 8-K. You can obtain copies of such Forms 10-K, 10-Q and 8-K and other relevant documents for free, as applicable, at Microchip’s website (www.microchip.com), at Micrel’s website (www.micrel.com), the SEC's website (www.sec.gov) or from commercial document retrieval services. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date hereof.

Additional Information and Where to Find It

Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Micrel in connection with the acquisition transaction.  Investors and security holders are urged to read this document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov.  Microchip, Micrel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Micrel in connection with the acquisition transaction.  Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above.  Additional information regarding the directors and executive officers of Microchip is also included in Microchip's proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on July18, 2014.  Additional information regarding the directors and executive officers of Micrel is also included in Micrel’s Annual Report on Form 10/A, which was filed with the SEC on April 24, 2015.  These documents are available free of charge at the SEC's web site at www.sec.gov and as described above.